SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

  Carbylan Therapeutics, Inc.

(Name of Issuer)

             Common Stock, $0.001 par value per share

(Title of Class of Securities)

     141384 107

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    June 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 141384 107	13D

1.	Names of Reporting Persons. ACP IV, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,343,550 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,343,550 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (b)
14.	Type of Reporting Person PN

(a) Consists of 4,343,550 shares of Common Stock held by ACP IV, L.P. (“ACP”). ACP has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Carbylan Therapeutics, Inc. (the “Issuer”), except that ACMP IV, LLC (“ACMP”), the general partner of ACP, and Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and collectively with Janney, the “Directors”), directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock. ACP, ACMP and the Directors are sometimes collectively referred to herein as the “Reporting Persons.”

(b) This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 12, 2016.

CUSIP # 141384 107	13D

1.	Names of Reporting Persons. ACMP IV, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (b)
14.	Type of Reporting Person OO

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 12, 2016.

CUSIP # 141384 107	13D

1.	Names of Reporting Persons. Daniel S. Janney
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (b)
14.	Type of Reporting Person IN

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 12, 2016.

CUSIP # 141384 107	13D

1.	Names of Reporting Persons. Guy P. Nohra
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (b)
14.	Type of Reporting Person IN

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 12, 2016.

CUSIP # 141384 107	13D

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on April 14, 2015 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Carbylan Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report that, on June 15, 2016, ACP entered into an agreement with a third party to vote its shares of Common Stock in support of the Share Purchase Agreement (the “Share Purchase Agreement”) dated June 15, 2016 between Carbylan Therapeutics, Inc., KalVista Pharmaceuticals Ltd. (“KalVista”), the shareholders of KalVista and, solely in the capacity as the Seller’s Representative, Andrew Crockett.

Items 4, 6 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

ACP purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

In connection with the Purchase Agreement, certain equityholders of the Issuer, including ACP, entered into a Support Agreement, as further described below, with KalVista whereby, subject to the terms of the Support Agreement, such equityholders have committed to vote their shares of Common Stock in favor of the transactions contemplated by the Share Purchase Agreement, whereby KalVista will become a wholly owned subsidiary of the Issuer and the current shareholders of KalVista will become the majority stockholders of the Issuer (the “Transaction”).

Except as otherwise set forth above in this Item 4 and in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented with the following paragraphs at the end of Item 6:

On June 15, 2016, ACP entered into a Support Agreement with KalVista, InterWest Partners IX, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures VI Affiliates Fund, L.P., David M. Renzi, John McKune, Marcee Maroney, Steven Basta, David Clapper, Keith Katkin, Edward Unkart, Reza Zadno and David Saul (collectively, the “Designated Equityholders”). Pursuant to the Support Agreement, ACP has agreed at any meeting of the holders of the Common Stock to vote its shares (a) in favor of the approval of (i) the Share Purchase Agreement, (ii) the issuance of Common Stock pursuant to the Share Purchase Agreement, (iii) an amendment to the Issuer’s Certificate of Incorporation to authorize the a reverse split of all outstanding shares of the Common Stock , (iv) if proposed, the adoption of an amendment to the Issuer’s Certificate of Incorporation and/or Equity Plan to increase the authorized number of shares of Common Stock, (v) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the actions stated in the preceding clauses (i)-(iv), and (vi) any other proposal included in the Proxy Statement in connection with, or related to, the consummation of the transaction that the Issuer has recommended that its stockholders vote in favor of; and (b) against any Acquisition Proposal with respect to the Issuer.

In addition under the Support Agreement, ACP granted an irrevocable proxy to KalVista, agreed not to solicit other potential buyers of the Issuer and not to transfer, sell or otherwise encumber their securities prior to the closing of the transaction.

Also in connection with the Share Purchase Agreement, each of the Designated Equityholders, including ACP, entered into a Lock-up Agreement with the Issuer pursuant to which it has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, its shares of Common Stock for a period of 180 days following the closing of the Transaction.

The foregoing disclosure does not purport to be complete and is qualified in its entirety by reference to the Support Agreement and form of Lock-up Agreement filed as Exhibits B and C hereto, which are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented with the following exhibits:

Exhibit A:  Joint Filing Statement.

Exhibit B: Support Agreement (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016 (File No. 1-36830)).

Exhibit C: Form of Lock-up Agreement (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016 (File No. 1-36830)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 24, 2016

ACP IV, L.P.
By: ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: Chief Financial Officer

ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title:Chief Financial Officer

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D amendment is filed on behalf of each of us.

Date:  June 24, 2016

ACP IV, L.P.
By: ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: Chief Financial Officer

ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title:Chief Financial Officer

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra